Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

December 11, 2024

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Listed Funds Trust (the “Registrant”), on behalf of its series,
PLUS Korea Defense Industry Index ETF

File No. 333-180871

Dear Ms. O’Neal:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on December 2, 2024, on behalf of PLUS Korea Defense Industry Index ETF (the “Fund”), a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

Comment 1 – Fee Table

Please supplementally provide a completed fee table and cost example. Additionally, please respond to the Staff’s comments on EDGAR at least five business days before the effective date of the filing.

Response to Comment 1

Pursuant to the Staff’s comment, a completed fee table and expense example is set forth hereto on Exhibit A.

Comment 2 – Principal Risks

To the extent the Fund is concentrated in a particular industry, please include additional risk disclosure regarding such concentration.

Response to Comment 2

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include the following disclosure:

Aerospace Products and Parts Manufacturing Industry Risk. Investments in companies within the aerospace products and parts manufacturing industry are subject to specific risks that may impact the performance of the Fund. The aerospace products and parts manufacturing industry is highly sensitive to global economic conditions. Demand for commercial aircraft is influenced by airline profitability, fuel costs, and passenger traffic, all of which are cyclical in nature. During economic downturns, airlines may delay or cancel aircraft orders, negatively affecting manufacturers and suppliers. The production of aerospace equipment relies on complex, global supply chains. Disruptions caused by natural disasters, geopolitical tensions, pandemics, or supplier insolvencies can delay production timelines and increase costs. The reliance on rare materials or specialized components also heightens supply chain risks. Companies in this industry must also invest heavily in research and development to maintain competitiveness. The pace of technological advancements and competition from global players, including state-backed enterprises, presents both opportunities and risks. A failure to innovate or adapt to market demands may result in lost contracts or diminished market share. Additionally, many aerospace products and parts manufacturing companies derive a large portion of their revenue from a small number of key clients, often government entities. The loss of a major contract or customer could significantly impact financial performance. Large-scale aerospace and defense projects often involve long development timelines and high levels of capital investment. Cost overruns or delays in project completion can erode profitability and damage client relationships, especially for fixed-price contracts.

Comment 3 – Principal Risks

The Staff notes that the risks set forth in the section entitled “Principal Risks” currently appear in alphabetical order. Please organize this section in order of importance as stated by the Staff in its ADI 2019-08.

Response to Comment 3

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 4 – Fund Management

The section entitled “Fund Management” currently contains the disclosure set forth below.

A discussion regarding the basis for the Board’s renewal of the investment advisory agreement with the Adviser will be available in the Fund’s next shareholder report.”

The Staff notes that the rules relating to Tailored Shareholder Reports became effective in July 2024 and that this disclosure is no longer applicable. Please revise accordingly.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust Richard Coyle, Esq., Partner, Chapman and Cutler LLP

Exhibit A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.65%

1 Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$66	$208